January 18, 2006

Mr. Robert S. Littlepage
Accountant Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Stratus Services Group, Inc. (“Stratus” or the “Company”); Supplemental Response to Your letter of January 13, 2006 Relative to Item 4.01 Form 8-K Filed January 12, 2006; File No. 001-15789

Dear Mr. Littlepage:

Set forth below is our response to your January 13, 2006 comment letter.

Responses to January 13, 2006 Comments:

The numbers of the responses set forth below correspond to the numbers of the comments set forth in your letter dated January 13, 2006.

1.
You have asked us to explain, in detail, the steps we have taken to correct each material weakness identified by our former auditors. In order to clarify the nature of these material weaknesses, we have abstracted the “Material Weakness” section from our former auditors’Report To The Audit Committee issued in connection with the audit of our September 30, 2004 consolidated financial statement, attached hereto as Exhibit 1.

The following addresses each item:

Insufficient Resources in Finance and Accounting Function

Although we were unable to expand the number of personnel in the accounting function due to economic constraints, we did provide increased training to existing staff which allowed us to increase redundancies in our system and improve the segregation of duties of our staff. We also expanded our monthly reporting package to include analysis of all significant accounts and transactions, including non-routine transactions, if any. As reported in Form 8-K filed by us on December 23, 2005, we completed the sale of a significant portion of our business in December 2005 and the need to add resources in our finance and accounting functions has become moot as a result of a significant reduction in the size and complexity of our business operations.

Review Process

As a result of training existing personnel, we were able to increase the availability of review time. The monthly closing process includes a review of all significant accounts and analyses by personnel other than those responsible for completion of the analyses. As disclosed in Item 4 of our Form 10-Q for the quarterly period ended June 30, 2005, we noted that improvement was made in this area.

Documentation

Written documentation for all accounting estimates is prepared and included in the monthly closing packages.

As noted in Item 9A in Form 10-K for the year ended September 30, 2004 and in our Form 8-K filed January 12, 2006, there was no effect on any previously issued financial statements. Errors, if any, were deemed non-material as indicated in the abstract from the former auditors Report To The Audit Committee, attached hereto.

2.
The name of the certified accounting firm we engaged was incorrectly identified as Randall Gruber, CPA. The correct name should read: E. Randall Gruber, CPA, P.C. E. Randall Gruber, CPA, P.C. is duly registered with the Public Company Accounting Oversight Board. We will file a Form 8-K/A to reflect this correction.

3.
As noted above, we will file a Form 8-K/A to reflect the correct name of the accounting firm we have engaged.  An updated exhibit 16.1 letter from our former independent accountants will be filed with the Form 8-K/A.

We appreciate your anticipated courtesies in finalizing this matter.

Very truly yours,

Michael A. Maltzman
Executive Vice President & CFO

cc:  Mr. Joseph J. Raymond
Phil Forlenza, Esq.
Kenya Wright Gumbs

EXHIBIT 1

“Material Weaknesses

Insufficient Resources in Finance and Accounting Functions
The Company currently has insufficient resources and an insufficient level of monitoring and oversight, which may restrict the Company’s ability to gather, analyze and report information relative to the financial statement assertions in a timely matter, including insufficient documentation and review of the selection and application of generally accepted accounting principles to significant non-routine transactions. In addition, the limited size of the accounting department makes it impracticable to achieve an optimum segregation of duties, especially with the Company’s continued growth and the increased demands or reporting public information.

We recommend that the Company consider expanding the number of personnel in the accounting function, provide additional training for current personnel and review procedures, both disclosure and accounting, for significant non-routine transactions. The Company should formalize all of their reporting processes and should continue to modify and improve a monthly reporting package.

Review Process
Even though we found non-material errors due to no or an inadequate review process, the errors found could have been eliminated by a more thorough review and supervision process. Instances were found whereby audit testing highlighted errors in cash, property and equipment, and accruals. Had these areas been reviewed and corrected prior to the audit, significant time could have been saved.

Documentation
Estimates, such as accruals and bad debt, are deemed to be high-risk areas because they are based on management’s choice of method and rationale. All estimate type transactions should be explicitly documented as to the rationale and methodology used to determine the amount. This documentation should be attached to the accrual or journal entry as a supporting workpaper so that in subsequent periods, the estimate can be readily justified should a question arise.”